Cloud Peak Energy Inc.

505 S. Gillette Ave.

Gillette, Wyoming 82716

November 20, 2012

John Reynolds, Assistant Director

Adam F. Turk

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                            Cloud Peak Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 17, 2012

File No. 001-34547

Dear Mr. Reynolds, Mr. Turk and Mr. Link:

Set forth below is the response of Cloud Peak Energy Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 17, 2012.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Legal Proceedings, page 50

1.                                      We note your disclosure on page 5 that on June 30, 2011 and August 11, 2011, you entered into two separate Federal Coal Leases with the BLM which increased your proven and probable reserves at the Antelope Mine by 383 million tons.  However, the coal leases are currently subject to pending legal challenges. Given the amount of reserves subject to the legal challenges, please confirm that in future filings you will provide a full description pursuant to Item 103 of Regulation S-K regarding these proceedings, or alternatively, please tell us how you determined that these legal challenges are not material.

RESPONSE:        In future filings, we will provide a full description pursuant to Item 103 of Regulation S-K of the pending legal challenges associated with our coal leases with the BLM at the Antelope mine.

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned or to Andi Yorio at Vinson & Elkins L.L.P. at (713) 758-3652.

Sincerely,

CLOUD PEAK ENERGY INC.

By:	/s/ Michael Barrett
	Name:	Michael Barrett
	Title:	Executive Vice President and Chief Financial Officer

cc:                                Bryan Pechersky, Senior Vice President and General Counsel, Cloud Peak Energy Inc.